Ms. Stephanie L. Sullivan

Senior Technical and Policy Advisor

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Date	Contact	Telephone
10 November 2017	Norman Tambach	+31 (0) 20 576 61 60

Subject

ING Groep N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2016 and Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2016 (File No. 001-14642)		1 of 5

Dear Ms. Sullivan,

We are writing on behalf of ING Groep N.V. (“ING” or the “Company”) in response to the October 12, 2017 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Koos Timmermans, Chief Financial Officer of the Company, setting forth additional comments of the Staff relating to our Form 20-F for the fiscal year ended December 31, 2016 filed on March 16, 2017 and subsequent Amendment No. 1 to Form 20-F for the fiscal year ended December 31, 2016 filed on March 20, 2017 (together, the “2016 Form 20-F”) and our prior response letter dated September 1, 2017.

We have carefully and thoroughly considered the Staff’s comments. In our response, we explain how we intend to change or supplement the disclosure in our future filings, including the Form 20-F for the fiscal year ending December 31, 2017 (the “2017 Form 20-F”). For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.

Please do not hesitate to call me at (011) 31 20 576-6160 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours,

/s/ Norman Tambach

Norman Tambach

Group Controller

cc:	Yolanda Trotter (Securities and Exchange Commission)

Koos Timmermans (CFO ING Groep N.V.)

William D. Torchiana, Evan S. Simpson, Emily K. Deddens (Sullivan & Cromwell LLP)

Marc Hogeboom (KPMG Accountants N.V.)

Appendix

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2016

2.2.1 Risk Management, page F-141

Credit Risk, page F-155

Forbearance, page F-181

•	We note in your response that you look to the definition in ASC 310-40 for purposes of defining TDRs for your accounting policy. It appears that one of the largest differences between TDRs and forborne loans under your policy stems from the fact that a loan must be impaired to be considered a TDR and experiencing financial difficulty, which you evaluate based on a 90 days past due or unlikely-to-pay trigger. This compares to only a 30 days past due indicator for borrowers experiencing financial difficulty for purposes of your forborne definition. However, your “impaired” criteria seems inconsistent with the guidance in ASC 310-40-15-20 which gives a number of factors to consider in concluding whether a borrower is experiencing financial difficulty. Please explain in further detail how you arrived at your conclusion that a loan must be considered “impaired” for purposes of concluding that a borrower is experiencing financial difficulty and thus potentially meeting your definition of a TDR.

R:

Thank you for providing us with the opportunity to clarify how ING defines a TDR. In our previous response, we did not intend to imply that financial difficulty and impairment are identical. Based on the ASC guidance, a loan qualifies as TDR when two criteria are satisfied: (1) the debtor experiences financial difficulty, and (2) a concession is granted as a result of which the creditor does not expect to collect all amounts due, including both interest and principal. In ING’s view, the combination of these two criteria means in practice that loans classified as TDR will also be impaired (rather than a loan needing to be impaired before ING may conclude a borrower is experiencing financial difficulty). We believe this is supported by ASC 310-40-35-9, which highlights that usually loans subject to a concession in a troubled debt restructuring will already have been identified as impaired.

ING’s conclusion that loans classified as TDR will be impaired is based on the following:

1.	The financial difficulty indicators for a TDR are described in ASC 310-40-15-20. We note that these indicators are similar to the triggers in IAS 39 used to identify financial difficulty, which is the basis for ING’s accounting policy. Under ING’s accounting policy, a debtor will automatically be considered in financial difficulty when a loan is 90 days past due. Additionally, per ING policy, other indicators of financial difficulty include (but are not limited to):

a.	An actual breach of contract, such as a default or delinquency in interest or principal payments;

b.	Granting by the lender to the borrower, for economic or legal reasons relating to the borrower’s financial difficulty, of a concession that the lender would not otherwise consider;

c.	A probability of bankruptcy or other financial reorganisation of the issuer; or

d.	The disappearance of an active market for that financial asset due to financial difficulties.

2.	The guidance in ASC 310-40-15-13 states that a creditor has granted a concession when, as a result of the restructuring, the creditor does not expect to collect all amounts due, including all principal and interest accrued at the original contract rate. This is reinforced in ASC 310-40-15-17 where any insignificant delays in payment do not qualify as a TDR. In ING’s view, any concession that qualifies as a TDR trigger will also trigger an impairment (i.e., it has become probable that ING will not be able to collect all amounts due).

By contrast, in respect of forbearance, ING follows the guidance in the European legislation. Based on this guidance, ING applies broader criteria in the definition of financial difficulty and any type of concession granted (regardless of whether ”the creditor does not expect to collect all amounts due”). For this reason, ING applies a 30 days past due trigger for identifying financial difficulty. The difference leads to a large performing forborne population that does not qualify for TDR.

•

We note your response that EUR 3,159 million in non-performing forborne loans are generally not considered TDRs because the forbearance measures generally do not result in a significant delay of payment. Please tell us what you consider to be a “significant delay of payment” for purposes of your definition of TDRs for each applicable type of material forborne loan class. Additionally, please clarify whether your forborne definition has any concept of the delay of payment being significant, or whether any delay in payment, even if just a month, would be considered to be a forborne loan.

R:

The aforementioned EUR 3,159 million non-performing forborne loans in our Retail Banking business line are retail loans, of which retail mortgage loans are the largest loan class. In relation to such retail mortgage loans, ING will typically grant a concession allowing the customer to delay (in whole or in part) payment of the instalments (including both repayment and interest) for a specific period of time up to a maximum period of 6 months. When this concession is granted, the original contractual maturity of the loan does not change.

In practice ING’s global collection policy is in place to avoid the risk of significant delays in payment and to reduce potential loss. Therefore, in normal cases, the initial payment delay described above would not trigger TDR classification as (1) this delay in payment does not change final maturity date and (2) impact on repayment profile is considered insignificant.

When assessing whether the delay in payment due to application of our global collection policy is insignificant, we follow the guidance provided in ASC 310-40-15-17. In accordance with (a.) of that paragraph, the delayed amount is typically considered insignificant compared to the principle outstanding or collateral value under such retail loans. In addition, the repayment of the instalments must be made in full. The delay in payment of up to 6 months is insignificant compared to the original contractual maturity of a loan (e.g., commonly 30 years for residential mortgages, which are the largest loan class in this category) as per (b.) of ASC 310-40-15-17. Also in line with (b.), given the relative size and the mandatory catch-up, the impact of this delay on the repayment profile is considered insignificant.

According to ING policy, the forborne classification is triggered when (1) a loan is determined to be in financial difficulty (with 30 days past due being a trigger for such financial difficulty) and (2) any form of concession is granted by ING. As a result a loan may be classified as forborne even when ING does not expect any loss. Whether any delay in payment granted as a concession is significant or insignificant is not necessarily part of the forborne assessment.

•	Describe for us the most frequent concessions granted for your forborne/TDR loans.

R:

The most frequent concessions ING has granted for forborne loans are a delay in payment for a specific period of time, and modification of (financial) covenants. For TDR the most frequent concessions are (partial) debt-to-equity swaps and modifications of principal and/or interest.

•	In your response, you state that you will remove the TDR designation from a loan once it becomes performing under the modified terms. Please clarify the time period that must be met before concluding that the loan is performing under the modified terms and provide us with your analysis under the accounting literature you looked to in developing this policy. Additionally, please clarify how much this factor makes up of the portion of the loans removed from TDR designation in your response letter.

R:

The ASC does not provide express guidance regarding when to remove the TDR designation from a loan. Under ING’s accounting policy, a loan no longer has TDR status when the loan either (1) becomes performing, (2) is fully repaid or (3) goes into liquidation.

ING considers a non-performing loan to become performing again when both of the following conditions are met:

i.	All principal, interest or fee payment arrears have reduced to ≤ 90 days past due; and

ii.	ING considers that the client is “likely to pay” its credit obligations in full. A minimum requirement to consider a client likely to pay is that - if this client was put into NPL due to an “unlikely to pay” trigger- that trigger is no longer applicable.

In addition to the conditions i. and ii. above, where the non-performing loan is forborne, the loan must also meet all of the following conditions before such loan can be considered performing:

iii.	The extension of forbearance does not lead to the recognition of impairment or default;

iv.	One year has passed since the forbearance measures were extended; and

v.	There is not, following the forbearance measures, any past-due amount or concerns regarding the full repayment of the exposure according to the post-forbearance conditions.

In 2016, approximately 78% of the loan amount that was removed from TDR designation was removed because the clients became performing again during that year. This percentage can fluctuate from year-to-year depending on economic circumstances or as individually large Wholesale Banking clients become performing in the period.

•	We note your proposed additional language describing the difference between TDRs and forborne loans under your accounting policy. However, in light of the substantial difference between the two categories (TDRs of EUR 602 million as of December 31, 2016, versus forborne loans of EUR 14,860, and similarity of the definitions of each of these categories, it appears this explanation should be expanded further to provide more context to explain the drivers in the levels of each category.

R:

We recognize that in the light of similar definitions but substantial difference in the reported amounts for forbearance and TDR, the proposed explanation in our Form 20-F can be further expanded. We intend to supplement the disclosure in our future filings, including the Form 20-F for the fiscal year ending December 31, 2017.

The Company intends to include a disclosure in future filings (example based on the 2016 numbers) that is in line with the example below :

“The definition of Troubled Debt Restructurings (TDR) is different from forborne assets as disclosed in the Risk Management paragraph on page F-181. The latter is based on the European Implementing Technical Standards on Supervisory reporting on forbearance and non-performing exposures under article 99(4) of Regulation (EU) No 575/2013 and not the FASB codification (ASC) 310-40 “Troubled Debt Restructurings by Creditors”. TDR is a subset of forbearance as further explained in the following paragraph.

Total forborne loans of EUR 14,880 million as disclosed on page F-181 of the 2016 20-F are broken down into performing loans (EUR 7,922 million) and non-performing loans (EUR 6,958 million). According the Company’s policy, TDR is only recognized when (1) the debtor experiences financial difficulty and (2) a concession is granted that the creditor does not expect to collect all amounts due, including both interest and principal. Therefore, TDR classification is only applicable to non-performing loans. Non-performing forborne loans include EUR 3,159 million in the Retail Banking segment. In Retail Banking, forbearance measures generally consist of payment delays that are not considered significant. Since in accordance with ASC 310-40-15-17 a restructuring that results in only a delay in payment that is insignificant is not a concession and therefore not a TDR, the amount of TDR in this segment is immaterial. In Wholesale Banking, the difference between non-performing forborne loans (EUR 3,799 million) and the reported amount of TDR (EUR 602 million) is largely explained by more narrow criteria in FASB codification for concessions granted.”

Form 6-K Filed August 2, 2017

Note 1 – Accounting Policies, page 15

IFRS 9 – Financial Instruments, page 15

2.	We note that on your earnings call for the June 30, 2017 results held on August 2, 2017 that you provided information regarding the expected impact of IFRS 9 in response to a question from an analyst. Specifically, you noted that you expect the day one impact of IFRS 9 to be relatively modest, or up to 35 basis points fully loaded. Please respond to the following:

•	Please clarify which line item or capital metric that you expect to be impacted in this fashion.

R:

The capital metric impacted is the Common Equity Tier 1 ratio (CET 1). The financial impact from the adoption of IFRS 9 is mainly a result of the increase in the loan loss provisions (LLP) and by the reclassification and re-measurement of a part of ING’s investment portfolio.

The increase in the LLP is deducted from the line item ‘Loan and Advances’ on ING’s balance sheet. As explained further on page F-17 of the 2016 Form 20-F, the Company expects that any negative effect on the CET 1 ratio may be partly offset by the release of expected loss elements currently included in the calculation of regulatory capital (the regulatory shortfall in line with CRR article 36).

ING’s investment portfolio is currently largely classified as Available-for-Sale (AFS) and measured at fair value with any changes in the fair value recognized in shareholders’ equity. Based on the IFRS 9 business model test, a part of this investment portfolio will be reclassified and measured at amortised cost. This reclassification results in lower equity, as the unrealized gains on the reclassified part of the AFS are removed from the AFS reserve.

As a result of the foregoing, the bulk of the indicated total impact on the CET 1 ratio comes from this AFS reserve reduction.

Please tell us whether you plan to provide an updated disclosure regarding IFRS 9 in your September 30, 2017 financial statements, if prepared in accordance with IAS 34. If so, please tell us whether you plan to provide any quantitative information regarding the expected impact upon adoption. If not, please tell us why.

R:

ING does not prepare September 30, 2017 financial statements in accordance with IAS 34. ING has provided quantitative information regarding the current expected CET 1 ratio impact (between negative 10 – 30 bps) upon adoption of IFRS 9 on page 24 of the Q3 2017 financial results press release dated 2 November.

A-5